

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

March 20, 2015

Richard Horowitz, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036

Re: **Triloma EIG Trust**, File Nos. 333-202216 and 811-23032
        Triloma EIG Global Energy Fund, LLC, File No. 811-23033

Dear Mr. Horowitz:

On February 20, 2015, you filed initial registration statements on Form N-2 for the Triloma EIG Trust (the "Fund"), and the Triloma EIG Global Energy Fund, LLC (the "Master Fund"). Our comments are set forth below. For convenience, we generally organized our comments using the headings and page numbers from the registration statements. Where a comment is made with respect to disclosure in one location of the filing(s), it applies to all similar disclosure found elsewhere.

TRILOMA EIG TRUST

PROSPECTUS

Cover Page (Outside Front Cover)

1. The paragraph on Investment Objectives states that "Triloma EIG Global Energy Fund I ('the Fund') is a series of Triloma EIG Trust ('the Trust')." Since Section 18(f)(2) of the Investment Company Act of 1940 ("1940 Act") only permits registered open-end funds to operate as series companies, the Fund, which is a closed-end fund, may not operate as a series company. Accordingly, please remove all references to the Triloma EIG Global Energy Fund I as a series of the Triloma EIG Trust. Also, currently the registrant has two different names ("Triloma EIG Global Energy Fund I" and "Triloma EIG Trust"). Please select a single name for the registrant.

2. The paragraph on Principal Investment Strategies states that the "Fund seeks to achieve its investment objectives by investing primarily in a global portfolio of privately originated energy company and project debt." Please explain how "global" is defined by revising the disclosure to expressly describe how the Fund will invest a significant portion of its assets

in investments that are tied economically to a number of countries throughout the world. *See* Investment Company Act Rel. No. 24828 (Jan. 17, 2001), n. 42. For example, statements to the effect that the Fund will invest "primarily" or "a majority of its assets" in non-U.S. securities would be acceptable.

3. The Principal Investment Strategies further state that the Fund will invest at least 80% of its total assets in debt and equity investments of energy companies and projects, and lists the energy company and project investment sub-sectors as follows: (i) upstream; (ii) midstream; (iii) downstream; (iv) power; (v) renewables; (vi) resources; (vii) infrastructure; and (viii) other energy. Please provide a cross-reference to the page that provides the definition for each sub-sector (*e.g*., Page 37).

4. The paragraph titled "The Advisors" identifies Triloma Energy Advisors, LLC ("Triloma") as the Master Fund's investment advisor and EIG Credit Management Company, LLC ("EIG") as the Master Fund's investment sub-advisor, but is silent as to which entity advises the Fund. Please revise the disclosure in this section to identify who advises the Fund.

Cover Page (Page 1)

5. Please move the bold bullet-point risk factors that identify the offering as high risk (currently located on Page 1) to the Outside Front Cover of the prospectus.

6. The third bullet point risk factor states that "[a]lthough the Fund has implemented a share repurchase program, it may be discontinued at any time and only a limited number of Shares are eligible for repurchase at one time." Please revise the bullet point risk factor to specify that the Fund will only repurchase a maximum of 2.5% of Shares outstanding per quarter, as described on Page 15.

7. The fourth bullet point risk factor states that "[t]he Fund's distributions may be funded from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to the Fund for investment. Any capital returned to Shareholders through distributions will be distributed after payment of fees and expenses." Please further disclose that distributions may be funded in significant part from the waiver of certain expenses that will be subject to future repayment by the Fund, thus reducing the amounts available for distribution to future Shareholders. Finally, disclose the possibility of a return of capital and the effect of future repayment of waived expenses in all subsequent discussions of distributions.

8. Please add the following additional bold bullet-point risk factors:

   a. Because the Fund is newly-organized with no operating history, its common Shares have no pricing or performance history;

b. If a Shareholder is unable to sell his or her Shares, the Shareholder will be unable to reduce his or her exposure on any market downturn; and

c. The Fund does not intend to list its Shares on any securities exchange and does not expect any secondary market to develop in the Shares in the foreseeable future, which makes them inherently illiquid.

Summary of Terms -- Master/Feeder Structure / Finite Life (Pages 4-5)

9. These sections state that the only Shareholders of the Master Fund will be the Fund and any additional feeder funds that invest all or substantially all of their assets in the Master Fund. The Feeder Funds are expected to have different finite lives, with the intention of a 1-2 year offering period with a 4-6 year investment period before a liquidation event (*e.g*., full liquidation of the Feeder Fund), pursuant to which the Feeder Fund will liquidate its portfolio through a cash or in-kind repurchase request to the Master Fund for 100% of its Shares. Please explain to us how the Master Fund would repurchase a Feeder Fund's Shares in the Master Fund in a manner that would be consistent with Section 23(c) of the 1940 Act.

Summary of Terms -- Investment Strategies (Pages 6-8)

10. The first paragraph in this section states that the Fund will invest at least 80% of its total assets in "debt and equity investments of energy companies or projects." Please explain how the Fund would invest in a "project."

11. The first full paragraph on Page 7 states it is anticipated that a substantial portion of the Fund's portfolio will consist of senior and subordinated debt, which may take the form of corporate loans or bonds, may be secured or unsecured and may, in some cases, be accompanied by yield enhancements. Please also disclose that the Fund may invest in "junk" bonds, consistent with risk disclosure on Page 19.

12. This section states that "there is no minimum or maximum limit on the amount of the Fund's assets that may be invested in non-U.S. securities." Please explain how the Fund, which is a global fund, could have no minimum requirement to invest in non-U.S. securities. Please revise this statement to instead convey that the Fund will invest a significant portion of its assets in investments that are tied economically to a number of countries throughout the world. *See* Comment 2.

13. The last paragraph in this section on Page 8 states that "[w]e will invest on a global basis with an emphasis on the Organization for Economic Cooperation and Development ("OECD") countries." We note that the OECD includes more than 200 member countries. This list is so broad that it fails to convey in a meaningful fashion in which countries or regions of the world the Fund intends to invest. We observe that Page 39 of

the prospectus states that the Fund "will invest on a global basis with an emphasis on the United States, Canada, Western Europe, Australia and Latin America." This type of information seems more likely to be useful to investors than a blanket reference to the OECD. In order to aid investor comprehension of the Fund's strategy for global investment, we suggest moving the disclosure on Page 39 closer to the front of the prospectus.

Summary of Terms -- Borrowings (Page 10)

14. This section states that the Fund intends to borrow money for investment purposes and to meet requests for repurchases. Note 4 to the Fee Table also states that the Fund will borrow. Please explain if the borrowing would occur at the Master Fund level.

Summary of Terms -- Management Fee & Administration (Pages 10-11)

15. The Management Fee section states that Triloma is entitled to a base Management Fee that is calculated and payable monthly in arrears at the annual rate of 2.0% of the Master Fund's average <u>gross</u> assets during the relevant month. In contrast, the Administration section states that Triloma receives an annual administrative fee ranging between [X]% of the Fund's assets under management, payable monthly, calculated on a sliding scale basis based on the Fund's <u>total</u> assets. To avoid confusion, please choose a consistent term, and provide a definition.

Summary of Terms -- Incentive Allocation (Page 11)

16. This section states that Triloma EIG Management Company LLC serves as the Manager of the Master Fund and as such is entitled to an Incentive Allocation. Please explain to us if Triloma EIG Management Company LLC is an investment advisor to the Fund. If not, please explain why it is permissible for this entity to receive an Incentive Allocation. Please file a copy of the LLC agreement that sets forth the terms of this arrangement as an exhibit to the registration statement. We may have further comments.

17. This section states that the Incentive Allocation is calculated and made quarterly in arrears based upon the Master Fund's "pre-incentive allocation net investment income" for the immediately preceding quarter, and is subject to a hurdle rate, expressed as a rate of return on the Master Fund's average "adjusted capital," equal to 1.875% per quarter (or an annualized hurdle rate of 7.50%), subject to a "catch-up" feature. Please define "adjusted capital."

Summary of Terms -- Unlisted Closed-End Structure (Page 14)

18. The last sentence states that because an exchange-traded closed-end fund's Shares can trade at a discount to NAV, they may present a more attractive opportunity to investors. Please explain the relevance of this statement, given that the Fund's Shares will not be exchanged-traded.

Summary of Terms -- Share Repurchase Program (Pages 14-15)

19. The carryover paragraph states that "[a]t the discretion of the Board of Trustees, the Fund intends to limit the number of Shares to be repurchased during any calendar year to the number of Shares the Fund can repurchase with cash on hand, cash available from borrowings and *cash from the sale of its investments* as of the end of the applicable period to repurchase Shares." (Emphasis added.) If the Fund's only investment is in the Master Fund, please explain what investments it would sell. Does this presume that the Master Fund had conducted a tender offer pursuant to which the Feeder Fund had been able to redeem some of its Shares?

Summary of Terms -- Conflicts of Interest (Page 16)

20. This section states that "Triloma, EIG and certain of their affiliates have conflicts of interest in connection with the management of the Fund, including, but not limited to: . . . investments at different levels of an entity's capital structure by the Fund and other clients of Triloma, EIG or their respective affiliates, subject to the limitations of the 1940 Act . . . ." If the Fund invests alongside other clients of Triloma, please explain why this would not be a joint transaction under Section 17(d) of the 1940 Act. Please explain if the Fund intends to seek exemptive relief to engage in joint transactions.

Risk Factors (Pages 17-21)

21. The Risk Factors section of the synopsis contains 34 risks, all of which are set forth as bullet points, with no observable organizing principles to aid reader comprehension. Please limit the risks to only principal risks. In addition, please consider grouping the risks together under an appropriate heading (*e.g.*, "The Fund is Highly Illiquid") or briefly identify each risk (*e.g.*, "Energy Sector Risks," "Liquidity," etc.) and then list in some discernable order (*e.g.*, in order of risk, greatest to least).

22. The fifth bullet point risk on Page 17 states that "[a]lthough the Fund has implemented a Share repurchase program, it may be discontinued at any time and only a limited number

of Shares are eligible for repurchase." Please revise the last clause to state that "only 2.5% of outstanding Shares are eligible for repurchase per quarter."

Summary of Fees and Expenses (Page 22)

23. Please revise the line-item for Incentive Allocation to include a parenthetical to reflect the maximum (*e.g.*, "(20% of income)"). In addition, please revise Footnote 3, which corresponds to this line-item, to be consistent with the disclosure elsewhere in the prospectus that discloses the 20% Incentive Allocation. *See, e.g.,* Pages 11, 88.

24. We note that the Fund may engage in short sales of securities. If there is a current intent to engage in short sales, please confirm that the Fee Table will reflect costs associated with short sales, and revise the Fund's investment strategies and risks, as appropriate.

25. With respect to the discussion of the Expense Support and Reimbursement Agreement in Footnote 6 of the Summary of Fees and Expenses Table:

    a. Please explain the anticipated time frame of the "Expense Support Payment Period;

    b. File the Expense Support and Reimbursement Agreement as an exhibit to the registration statement;

    c. Explain why EIG is paying all of the Master Fund's expenses during the Expense Support Payment Period;

    d. Provide an analysis of the expenses waived pursuant to the Expense Support and Reimbursement Agreement and inform us if a liability for waived expenses will be included in the seed financial statements (*see ASC 450-20-25)*;

    e. Define "operating expenses" and "other operating expenses" (*e.g.*, does the waiver include the advisory fee, incentive fee, interest expense, AFFE, etc.); and

    f. Please clarify that "[t]he Expense Support and Reimbursement Agreement provides that the Master Fund will be obligated to reimburse EIG for any such payments over a three year period from the date the relevant Master Fund expenses were incurred as long as such reimbursement does not result in the Master Fund's other expenses exceeding the agreed upon expense cap *at the time of reimbursement*" (italicized language added).

Use of Proceeds (Page 29)

26. This section states that "[t]he proceeds from the sale of Shares, not including the amount of any sales loads paid by investors and net of the Fund's fees and expenses, are invested by the Fund *as soon as practicable* after the Fund's receipt of such proceeds, to pursue its investment program and strategies in the Master Fund." (Emphasis added.) Please revise this section to clarify whether the registrant expects the investment period to exceed three months, in which case the reasons for the expected delay should be stated. *See* Guide 1 to Form N-2.

Management Fee and Incentive Allocation – Incentive Allocation (Pages 87-88)

27. The second bullet on Page 88 states that "100% of the Master Fund's pre-incentive allocation net investment income, if any, that exceeds the hurdle rate but is less than or equal to [2.344]% in any calendar quarter (*9.376% annualized*) is payable to Triloma and EIG." (Emphasis added.) Please include the italicized information in other Incentive Allocation disclosure sections throughout the prospectus.

28. Please provide several examples after the graphical representation of the Incentive Allocation on Page 88 to illustrate how the incentive fee would be calculated under several different scenarios using "adjusted capital."

Net Asset Value Determination in Connection with this Continuous Offering (Page 32)

29. Please revise the second paragraph of this section to state that net asset value shall be determined within forty-eight hours before a sale. *See* Section 23(b) of the 1940 Act.

TRILOMA EIG GLOBAL ENERGY FUND, LLC

PROSPECTUS

Item 10.1 – Capital Stock

30. This section states "the Board may cause the Fund to repurchase Interests or portions of a Member or any person acquiring an Interest or portion thereof from or through a Member if the Board determines or has reason to believe" that certain enumerated criteria apply. Please explain how this policy complies with Section 23(c) of the 1940 Act and the Rules thereunder.

OTHER INFORMATION

Signature Pages

31. Once the Boards have been constituted (*e.g*., independent trustees appointed), please confirm that the next amendment to the Fund's registration will be executed in accordance with Section 6 of the Securities Act of 1933 ("Securities Act"). Please ensure that the Master Fund and its officers and trustees sign the Fund's registration statement.

GENERAL COMMENTS

32. We note that portions of the filings are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

33. If you intend to omit certain information from the forms of prospectus included with the registration statements that are declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendments.

34. Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

35. Response to this letter should be in the form of pre-effective amendments filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

36. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Funds and their management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

37. Notwithstanding our comments, in the event a Fund requests acceleration of the effective date of the pending registration statement, each should furnish a letter, at the time of such request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * *

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-4447.

Sincerely,

/s/ Amy W. Miller

Amy W. Miller
Senior Counsel

cc: Michael Shaffer